Gamma Pharmaceuticals Inc. Announces Change in Trading Venue

Press Release
Source: Gamma Pharmaceuticals Inc.
On Thursday July 23, 2009, 8:00 pm EDT

Companies: Gamma Pharmaceuticals Inc.

LAS VEGAS, NV--(Marketwire - 07/23/09) - Gamma Pharmaceuticals Inc. (the "Company") (OTC.BB: GMPM  -  News ) today announced that effective at the open of business on July 24, 2009, the Company's common stock will be quoted on the Pink Sheets; it will cease being quoted on the OTCBB, as a result of a notice of OTCBB ineligibility received from FINRA due to the Company filing its Annual Report, Form 10-K, seven minutes late (5:37 pm EDT on July 15, 2009). However, the Company having filed, is considered current on its periodic reports with the Securities and Exchange Commission.

The FINRA notification was issued in accordance with NASD Rule 6530(e), which requires timely filing of periodic reports for continued quotation. The notification was issued in accordance with FINRA procedures because the Company did not timely file its Form 10-K for the year ended March 31, 2009.

As the Company's stock has already been quoted the Pink Sheet exchange since going public in January 2008, the Company is not anticipating a disruption for current shareholders or the investing public.

Gamma Pharmaceuticals Inc. (www.gammapharma.com) is a marketing and product formulation company selling it's own branded products through wholesalers and direct to retailers, both in the US and internationally. Gamma's core focus is the marketing and sale of vitamins and nutriceuticals, OTC pharmaceutical products and personal care products in Greater China and the United States. Branded nutritional supplements are sold under the trademarks Brilliant Choice(TM) children's nutritional supplements featuring the call to action "Mom you've made a brilliant choice for you children's nutrition"; SAVVY(TM) adult nutritional supplements featuring the call to action, "Be SAVVY Stay Healthy"; and, Jugular Energy Products(TM) and high performance supplements featuring the call to action, "Go for the Jugular(TM)." Gamma's customer focus is on selling products in the Lifestyle of Health & Sustainability ("LOHAS") marketplace and in the Energy Supplement Market. A series of innovative marketing programs supports Gamma's product sales and retail partners.

At present Gamma manufactures in North America, and distributes in the United States and China. Gamma's products utilize proprietary "Gel Delivery Technology," to create innovative gel product forms that give consumers a more pleasant experience. Gel Delivery Technology characteristics include rapid absorption, convenience and great taste. Market categories Gamma targets are growing as rapidly as 60% per year. Gamma has developed formulas and strategies for Metabolic Syndrome and Diabetes Type II, Stress Reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Gamma also develops and manufactures house brands for major retailers. At this time, Gamma has a total of 36 SKUs and holds licenses for 9 SKUs in China.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements in this Press Release regarding any impact the quotation of the Company's stock has on the Pink Sheets or the lack thereof on the OTCBB, and any other effects of the above are forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:

Contact:
Gamma Pharmaceuticals Inc.
Joe Cunningham
(jcunningham@gammapharma.com)
Office: (702) 989 5262
Direct: (651) 204 2048